Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

The Unitholders of Valero Energy Partners LP and
the Board of Directors of Valero Energy Partners GP LLC

We consent to the incorporation by reference in the registration statement Form S-8 (No. 333-193348) and Form S-3 (No. 333-208052 and 333-213305) of Valero Energy Partners LP and subsidiaries of our reports dated February 27, 2017, with respect to the consolidated balance sheets of Valero Energy Partners LP and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of Valero Energy Partners LP and subsidiaries.

/s/ KPMG LLP

San Antonio, Texas
February 27, 2017